Exhibit 12.1
J.P. Morgan Chase & Co.

Computation of ratio of earnings to fixed charges

Year ended December 31, (in millions, except ratios)	2001

Excluding interest on deposits

Income before income taxes and effect of accounting change	$2,566

Fixed charges:

Interest expense	13,381

One-third of rents, net of income from subleases(a)	223

Total fixed charges	13,604

Less: equity in undistributed income of affiliates	(89)

Earnings before taxes, effect of accounting change and fixed charges, excluding capitalized interest	$16,081

Fixed charges, as above	$13,604

Ratio of earnings to fixed charges	1.18

Including interest on deposits

Fixed charges, as above	$13,604

Add: interest on deposits	7,998

Total fixed charges and interest on deposits	$21,602

Earnings before taxes, effect of accounting change and fixed charges, excluding capitalized interest, as above	$16,081

Add: interest on deposits	7,998

Total earnings before taxes, effect of accounting change, fixed charges and interest on deposits	$24,079

Ratio of earnings to fixed charges	1.11

(a)	The proportion deemed representative of the interest factor.

117